UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

StoneMor Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Keith Ogden

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person American Cemeteries Infrastructure Investors, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)

This percentage is calculated based upon 38,288,857 Common Units outstanding on May 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, filed May 10, 2019.

1	Name of Reporting Person AIM Universal Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)

This percentage is calculated based upon 38,288,857 Common Units outstanding on May 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, filed May 10, 2019.

1	Name of Reporting Person StoneMor GP Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,332,878 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,332,878 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,332,878 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by GP Holdings. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)

This percentage is calculated based upon 38,288,857 Common Units outstanding on May 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, filed May 10, 2019.

1	Name of Reporting Person Matthew P. Carbone
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)

This percentage is calculated based upon 38,288,857 Common Units outstanding on May 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, filed May 10, 2019.

1	Name of Reporting Person Robert B. Hellman, Jr.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 35,711
	8	Shared Voting Power 4,697,040 (2)
	9	Sole Dispositive Power 35,711
	10	Shared Dispositive Power 4,697,040 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,751 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.4% (3)
14	Type of Reporting Person IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

Consists of 2,364,162 common units representing limited partner interests (“Common Units”) held by ACII and 2,332,878 Common Units held by GP Holdings. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)

This percentage is calculated based upon 38,288,857 Common Units outstanding on May 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, filed May 10, 2019.

Introduction.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer” or the “Partnership”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014, February 12, 2016, January 17, 2017, August 1, 2018, September 28, 2018 and May 1, 2019 (as amended, the “Schedule 13D”). Except as amended and supplemented by this Amendment No. 7, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Series A Preferred Unit Purchase Agreement

On June 27, 2019, funds and accounts affiliated with Axar Capital Management LP (“Axar”) and certain other investors (individually a “Purchaser” and collectively the “Purchasers”) and the Partnership entered into the Series A Preferred Unit Purchase Agreement (the “Series A Purchase Agreement”) pursuant to which the Partnership sold to the Purchasers an aggregate of 52,083,334 of the Partnership’s Series A Preferred Units (the “Preferred Units”) representing limited partner interests in the Partnership with certain rights, preferences and privileges as are set forth in the Partnership’s Third Amended and Restated Agreement of Limited Partnership dated as of June 27, 2019 (the “Third Amended Partnership Agreement”), which partnership agreement is further described in the Partnership’s Current Report on Form 8-K filed with the SEC on June 28, 2019 and a copy of which is filed as an exhibit therewith. The Series A Purchase Agreement is further described in the Partnership’s Current Report on Form 8-K filed with the SEC on June 28, 2019, pursuant to which a copy of the agreement is filed as an exhibit therewith.

As a condition to, and effective immediately prior to, the consummation of the Notes (as defined below) and Preferred Unit issuance, the Board of Directors of the General Partner was reconstituted. Directors Martin R. Lautman, Ph.D., Leo J. Pound, Robert A Sick and Fenton R. Talbott resigned as directors pursuant to the Third Amended and Restated Limited Liability Company Agreement of the General Partner, the authorized number of directors was reduced to seven and Andrew Axelrod, David Miller and Spencer Goldenberg were elected to the board of directors of the General Partner to fill the vacancies created by the resignations and pursuant to the designation of the Axar Special Member. The reconstituted board of directors is comprised of Messrs. Axelrod, Miller and Goldenberg, Robert Hellman, Stephen Negrotti, Patricia Wellenbach and Joe Redling. Mr. Axelrod has been elected Chairman of the Board of Directors of the General Partner. The Third Amended and Amended and Restated Limited Liability Company Agreement of the General Partner is further described in the Partnership’s Current Report on Form 8-K filed with the SEC on June 28, 2019, pursuant to which a copy of the agreement is filed as an exhibit therewith.

Second Amendment to Merger and Reorganization Agreement

On June 27, 2019, the Partnership, the General Partner, StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of the General Partner (“GP Holdings”) and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the General Partner (“Merger Sub”) entered into a second amendment (the “Second Amendment to MA”) to that certain Merger and Reorganization Agreement dated as of September 27, 2018 (the “Merger Agreement”) to, among other things, provide that the Preferred Units that are outstanding on the date of consummation of the Merger shall be automatically converted into the number of shares of Common Stock into which the Preferred Units are then convertible, provide that the Board of Directors of the General Partner immediately prior to the Merger shall be the Board of Directors of the Company following the Merger and extend the termination date of the Merger Agreement to March 31, 2020. The Second Amendment to MA is further described in the Partnership’s Current Report on Form 8-K filed with the SEC on June 28, 2019, pursuant to which a copy of the agreement is filed as an exhibit therewith.

Third Amendment to Voting and Support Agreement

On June 27, 2019, in connection with the closing of the transactions contemplated by the Series A Purchase Agreement, the Partnership, the General Partner, GP Holdings, ACII and the Axar Entities executed that certain Third Amendment to Voting and Support Agreement (the “Third Amendment to VSA”). The Third Amendment to VSA provides that, in calculating the 27.49% aggregate of the outstanding Common Units that the Axar Entities are permitted to own or acquire prior to the closing of the Merger contemplated by the Merger Agreement, the Preferred Units acquired pursuant to the Series A Purchase Agreement and any equity issued upon conversion of or in consideration of such Preferred Units shall be excluded. The Third Amendment to VSA is further described in the Partnership’s Current Report on Form 8-K filed with the SEC on June 28, 2019, pursuant to which a copy of the agreement is filed as an exhibit therewith.

Second Amendment to Nomination and Director Voting Agreement

In addition, on June 27, 2019, the General Partner, GP Holdings, ACII and the Axar Entities entered into an amendment to the Nomination and Director Voting Agreement (the “Second Amendment to DVA”) which provides that the Axar Entities shall have the right to designate three of the seven of the directors on the Board of Directors of StoneMor Inc. (the “Company”) (or if the number of such directors is increased, three-sevenths of the total number of directors) until the refinancing or repayment of the 9.875%/11.500% Senior Secured PIK Toggle Notes due 2024 (the “Notes”) issued pursuant to the indenture dated as of June 27, 2019 by and among the Issuer, Cornerstone Family Services of West Virginia Subsidiary, Inc. (“Cornerstone”), certain direct and indirect subsidiaries of the Issuer, the initial purchasers party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (the “Indenture”). Subject to the prior refinancing or repayment of the Notes under the Indenture and from and after the C-Corporation Conversion, the right of the Axar Entities to designate directors to the Board of Directors of StoneMor Inc. shall be as follows:

•

so long as the Axar Entities and their respective affiliates (the “Axar Group”) continue to beneficially own at least 15% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate three directors for nomination to the Company’s Board of Directors;

•

so long as the Axar Group continues to beneficially own at least 10% but less than 15% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate two directors for nomination to the Company’s Board of Directors;

•

so long as the Axar Group continues to beneficially own at least 5% but less than 10% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate one director for nomination to the Company’s Board of Directors; ; and

•

if the Axar Group beneficially owns less than 5% of the then-outstanding Common Stock, the right of the Axar Entities to designate any director for nomination to the Company’s Board of Directors shall terminate.

The Second Amendment to DVA also provides that the ACII Entities shall have the right to designate one director for nomination to the Company’s Board of Directors so long as the ACII Entities and their respective affiliates continue to beneficially own at least 4% of the then-outstanding Common Stock.

The Second Amendment to DVA also provides that, in calculating the 27.49% aggregate of the outstanding Common Stock that the Axar Entities are permitted to own or acquire during the period commencing on the closing date of the Merger and ending on the Standstill Termination Date, the Preferred Units acquired pursuant to the Series A Purchase Agreement and any equity issued upon conversion of or in consideration of such Preferred Units shall be excluded. The terms of the Third Amendment to VSA and the Second Amendment to DVA were reviewed and approved by the Conflicts Committee of the General Partner’s Board of Directors, which is comprised entirely of independent directors.

The foregoing descriptions of the Series A Purchase Agreement, Second Amendment to MA, Third Amendment to VSA and Second Amendment to DVA (collectively, the “Transaction Documents”) are not intended to be complete and are qualified in their entirety by reference to the full texts of the Transaction Documents, which are referenced as Exhibit M, Exhibit N, Exhibit O, and Exhibit P to this Schedule 13D and are also incorporated herein by reference

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Series A Preferred Unit Purchase Agreement set forth in Item 4 is incorporated by reference herein.

The description of the Second Amendment to MA set forth in Item 4 is incorporated by reference herein.

The description of the Third Amendment to VSA set forth in Item 4 is incorporated by reference herein.

The applicable information required by Item 6 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit M: Series A Preferred Unit Purchase Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., SMP SPV LLC, Star V Partners LLC, Blackwell Partners LLC –Series E, David Miller, MPF Investco 6, LLC, MPF Investco 7, LLC, MPF Investco 8, LLC, The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman Partnership), L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Partnership with the SEC on June 28, 2019).

Exhibit N: Second Amendment to Merger and Reorganization Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC, StoneMor GP Holdings LLC and Hans Merger Sub, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Partnership with the SEC on June 28, 2019).

Exhibit O: Third Amendment to Voting and Support Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC and the unitholders of StoneMor Partners L.P. named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Partnership with the SEC on June 28, 2019).

Exhibit P: Second Amendment to Nomination and Director Voting Agreement dated as of June 27, 2019 by and among the General Partner, GP Holdings, ACII and the Axar Entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 1, 2019	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Authorized Person

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

SCHEDULE A

Information Regarding the Separately Filing Group Members

All disclosures in this Schedule A with respect to the Separately Filing Group Members (defined below) are made on the information and belief of the Reporting Persons, based solely on documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Separately Filing Group Members.

Section 2.	IDENTITY AND BACKGROUND

(a)	The entities and persons listed below are collectively referred to herein as the “Separately Filing Group Members”:

(i)

Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the “Investment Manager”) to certain funds and/or managed accounts (collectively, the “Axar Vehicles”), with respect to the common units representing limited partner interests (the “Common Units”) of the Issuer held by the Axar Vehicles;

(ii)	Axar GP, LLC, a Delaware limited liability company (“Axar GP”), which serves as the general partner to the Investment Manager, with respect to the Common Units held by the Axar Vehicles; and

(iii)	Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of Axar GP, with respect to the Common Units held by the Axar Vehicles.

(b)	The address of the business office of each of the Separately Filing Group Members is 1330 Avenue of the Americas, 30th Floor, New York, NY 10019.

(c)

The principal business of: (i) the Investment Manager is to serve as investment manager to the Axar Vehicles and certain other funds and/or managed accounts, (ii) Axar GP is to serve as the general partner to the Investment Manager and (iii) Mr. Axelrod is to serve as the sole member to Axar GP.

(d)	None of the Separately Filing Group Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Separately Filing Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

The Investment Manager is a limited partnership organized under the laws of Delaware. Axar GP is a limited liability company organized under the laws of Delaware. Mr. Axelrod is a United States citizen.

Section 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Units listed in this Schedule A were derived from general working capital of the Axar Vehicles. A total of approximately $51,449,176 was paid to acquire the Common Units listed in this Schedule A.

Section 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information with respect to the ownership of the Common Units of the Issuer by each Separately Filing Group Member is provided:

Separately Filing Group Member	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Axar Capital Management, LP	0	7,748,435	0	7,748,435	7,748,435	20.2%
Axar GP, LLC	0	7,748,435	0	7,748,435	7,748,435	20.2%
Andrew Axelrod	0	7,748,435	0	7,748,435	7,748,435	20.2%

The percentages used in this Schedule 13D are calculated based upon 38,288,857 Common Units outstanding on May 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, filed May 10, 2019.

The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Units that may be deemed to be beneficially owned by the Separately Filing Group Members. SMP SPV LLC, a wholly owned subsidiary of Axar Master Fund, Ltd., has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the Common Units.

Section 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Separately Filing Group Members may be deemed to have economic exposure to an additional 1,536,717 Common Units pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. Such swaps mature on June 20, 2022. The reference prices for such swaps range from $3.1227 to $7.5565. The Separately Filing Group Members do not have voting power or dispositive power with respect to the Common Units referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Other than as described in Item 4 of Schedul 13D (as amended from time to time) and this Section 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Section 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

TRANSACTIONS IN COMMON UNITS OF THE ISSUER BY THE SEPARATELY FILING GROUP MEMBERS

Except as otherwise disclosed in Item 4 of this Schedule 13D, none of the Separately Filing Group Members have effected transactions in the Common Units during the last sixty days.

EXHIBIT G

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

April 30, 2019	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.